UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 3)

SCOTTISH POWER PLC

(Name of Subject Company (Issuer))

SCOTTISH POWER PLC

(Names of Filing Persons (Offeror))

Ordinary Shares of 50 pence each

American Depositary Shares, each representing four Ordinary Shares

(Title of Class of Securities)

American Depositary Shares (81013T705)

(CUSIP Number of Class of Securities)

James Stanley

Scottish Power plc

1 Atlantic Quay

Glasgow G2 8SP

Scotland

Tel. No.: 011-44-141-248-8200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With Copies to

Sarah Murphy Freshfields Bruckhaus Deringer 65 Fleet Street London EC4Y 1HS England Tel: 011-44-207-936-4000	James H. Ball, Jr. Milbank, Tweed, Hadley & McCloy LLP 1 Chase Manhattan Plaza New York, NY 10005 Tel: 212-530-5000

CALCULATION OF FILING FEE

Transaction Valuation(1) $1,078,260,723	Amount of Filing Fee(1)(2) $115,374

(1)	Calculated solely for purposes of determining the filing fee in respect of B Shares (as defined below) to be held in the United States in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934 and Rule 0-11(b) thereunder. This calculation assumes that holders of ordinary shares, par value 50 pence each (the “Ordinary Shares”) in the United States own directly or indirectly 27.7% of the 1,871,234,589 Ordinary Shares issued and outstanding as of March 30, 2006 (including Ordinary Shares represented by American Depositary Shares) and that one in every three Ordinary Shares are converted into non-cumulative preference shares, par value 50 pence each (the “B Shares”). Transaction Valuation is based upon a value of £3.60 cash per share for the B Shares expected to be held in the United States on the basis described in the preceding sentence and on an exchange rate of $1.7356 per £1.00, which was the noon buying rate in New York certified by the New York Federal Reserve Bank for customs purposes on March 29, 2006.

(2)	The Amount of Filing Fee equals $107.00 per $1,000,000 of the Transaction Valuation.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☐ Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☑ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 3 (“Amendment No. 3”) amends the Issuer Tender Offer Statement on Schedule TO (“Schedule TO”) initially filed with the Securities and Exchange Commission (the “SEC”) on April 4, 2006 by Scottish Power plc related to the Return of Cash to Shareholders and ADS Holders. Except as defined herein, capitalized terms shall have the same meaning given to them in the US Supplemental Memorandum included as Exhibit 99.(a)(2) to the Schedule TO.

This Amendment No. 3 hereby amends and supplements Item 4(a)(1)(vi) as follows:

ITEM 4. TERMS OF THE TRANSACTION

(a)(1)(vi)	The dates before and after which security holders may withdraw securities tendered in the offer:

On May 1, 2006, in response to comments from the SEC, ScottishPower amended the disclosure in the US Supplemental Memorandum dated March 31, 2006, which is attached hereto as amended Exhibit 99.(a)(2) and incorporated herein by reference.

The first sentence of paragraph 3, “Withdrawal Rights” in “Part 6 - Supplemental information for ADS Holders” of the US Supplemental Memorandum is amended to read as follows:

ADS Holders may withdraw elections of B Share Alternatives at any time prior to the end of the Election Period or, if not accepted for payment, at any time after the expiration of forty business days from the commencement of the Election Period.

This Amendment No. 3 hereby amends and supplements Item 11(b) as follows:

ITEM 11. ADDITIONAL INFORMATION

(b)	Shareholder Communications:

On May 1, 2006, ScottishPower made the following communication:

•	In response to comments from the SEC, ScottishPower made the following amendments to Exhibit 99.(a)(2) US Supplemental Memorandum dated March 31, 2006:

The first sentence of paragraph 3, “Withdrawal Rights” in “Part 6 - Supplemental information for ADS Holders” is amended to read as follows:

ADS Holders may withdraw elections of B Share Alternatives at any time prior to the end of the Election Period or, if not accepted for payment, at any time after the expiration of forty business days from the commencement of the Election Period.

The introduction to “Part 7 - Certain US federal income tax considerations” is amended to read as follows:

The following discussion of US federal income tax consequences is intended only as a summary of the material US federal income tax consequences of the Reclassification, Share Capital Consolidation and B Share Alternatives to US Holders (as defined below) who hold Existing ADSs as capital assets and does not purport to be a complete analysis or listing of all potential US federal income tax consequences relating to the Reclassification, Share Capital Consolidation and B Share Alternatives. This discussion does not discuss special tax rules that may be applicable to certain classes of investors, including banks, insurance companies, tax exempt entities, dealers, traders who elect to mark-to-market, investors with a functional currency other than the US dollar, persons who hold Existing ADSs as part of a hedge, straddle or conversion transaction, or holders of 10% or more of the voting stock of the Company. The statements of US federal income tax laws and practices set out below are based on the laws in force and as interpreted by the relevant taxation authorities as of the date of this report. The statements are subject to any changes occurring after that date, in the interpretation of any law by the relevant taxation authorities or in any double taxation convention between the US and the UK. Finally, we note that the Company has not sought a ruling from the US Internal Revenue Service (IRS) regarding the treatment of the Reclassification, Share Capital Consolidation and B Share Alternatives and the following discussion is thus not binding on the IRS.

For purposes of this discussion, the term “US Holder” means a beneficial owner of Existing ADSs, New ADSs, or B Shares, as the case may be, that is a US citizen or resident, a US domestic corporation or partnership, a trust subject to the control of a US person and the primary supervision of a US court, or an estate, the income of which is subject to US federal income tax regardless of its source. In addition, you are encouraged to seek your own professional and/or tax advice prior to making an election under the B Share Alternatives.

This discussion assumes that the deferred shares will have no value and, as a result, receipt of deferred shares by a US Holder that elects Alternative 1 should have no US federal income tax consequences.

US Holders are urged to consult their own tax adviser regarding the US federal income tax consequences to them of the Reclassification, B Share Alternatives and Share Capital Consolidation.

•	In response to comments from the SEC, ScottishPower made the following amendment to Exhibit 99.(a)(8) US Taxation Booklet for US Shareholders:

The introduction to “Certain US Federal Income Tax Considerations in relation to the Return of Cash” is amended to read as follows:

The following discussion of US federal income tax consequences is intended only as a summary of the material US federal income tax consequences of the Reclassification, Share Capital Consolidation and B Share Alternatives to US Holders (as defined below) who hold Existing Ordinary Shares as capital assets and does not purport to be a complete analysis or listing of all potential US federal income tax consequences relating to the Reclassification, Share Capital Consolidation and B Share Alternatives. This discussion does not discuss special tax rules that may be applicable to certain classes of investors, including banks, insurance companies, tax exempt entities, dealers, traders who elect to mark-to-market, investors with a functional currency other than the US dollar, persons who hold Existing Ordinary Shares as part of a hedge, straddle or conversion transaction, or holders of 10% or more of the voting stock of the Company. The statements of US federal income tax laws and practices set out below are based on the laws in force and as interpreted by the relevant taxation authorities as of March 31, 2006. The statements are subject to any changes occurring after that date, in the interpretation of any law by the relevant taxation authorities or in any double taxation convention between the US and the UK. Finally, we note that the Company has not sought a ruling from the US Internal Revenue Service (IRS) regarding the treatment of the Reclassification, Share Capital Consolidation and B Share Alternatives and the following discussion is thus not binding on the IRS.

For purposes of this discussion, the term “US Holder” means a beneficial owner of Existing Ordinary Shares, New Ordinary Shares, or B Shares, as the case may be, that is a US citizen or resident, a US domestic corporation or partnership, a trust subject to the control of a US person and the primary supervision of a US court, or an estate, the income of which is subject to US federal income tax regardless of its source. In addition, you are encouraged to seek your own professional and/or tax advice prior to making an election under the B Share Alternatives.

This discussion assumes that the deferred shares will have no value and, as a result, receipt of deferred shares by a US Holder that elects Alternative 1 should have no US federal income tax consequences.

US Holders are urged to consult their own tax adviser regarding the US federal income tax consequences to them of the Reclassification, B Share Alternatives and Share Capital Consolidation.

This Amendment No. 3 hereby amends and supplements Item 12 as follows:

ITEM 12. EXHIBITS

99.(a)(1)†	Circular to Shareholders dated March 31, 2006

99.(a)(2)°	US Supplemental Memorandum dated March 31, 2006, as amended May 1, 2006

99.(a)(3)†	Prospectus dated March 31, 2006

99.(a)(4)†	Election Form for Shareholders

99.(a)(5)†	Proxy Card for Shareholders for use in connection with the Extraordinary General Meeting

99.(a)(6)†	ADS Holder Election Form

99.(a)(7)†	ADS Voting Instruction Card for use in connection with the Extraordinary General Meeting

99.(a)(8)°	US Taxation Booklet for US Shareholders, as amended May 1, 2006

99.(a)(9)†	Questions and Answers for Shareholders

99.(a)(10)†	Letter to PPM participants in the US Appendix to the Company’s Executive Share Option Plan 2001 (the “ExSOP”) dated April 3, 2006

99.(a)(11)†	Letter to PPM participants in the PacifiCorp Stock Incentive Plan dated April 3, 2006

99.(a)(12)†	Letter to participants in the Scottish Power plc Long Term Incentive Plan dated April 3, 2006

99.(a)(13)†	Letter to PPM participants in the PacifiCorp Annual Incentive Plan Deferred Share Program dated April 3, 2006

99.(a)(14)†	Letter to participants in the PPM Energy, Inc. Non-Qualified Deferred Compensation Plan dated April 3, 2006

99.(a)(15)†	Letter to participants in the PPM Energy, Inc. 401(k) Plan dated April 6, 2006

99.(a)(16)†	Return of Cash Questions and Answers for ADS Holders

99.(d)(1)†	Agency Agreement between Scottish Power plc, UBS Limited and Morgan Stanley & Co. Limited, dated March 31, 2006

99.(d)(2)	Election Agent Agreement between Scottish Power plc and JPMorgan Chase Bank, N.A.(1)

(1)	To be filed by amendment.
†	Previously filed with the SEC.
°	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ SIMON J. LOWTH
Name: Simon J. Lowth Title: Executive Director, Finance and Strategy Date: May 1, 2006

EXHIBIT INDEX

99.(a)(1)†	Circular to Shareholders dated March 31, 2006

99.(a)(2)°	US Supplemental Memorandum dated March 31, 2006, as amended May 1, 2006

99.(a)(3)†	Prospectus dated March 31, 2006

99.(a)(4)†	Election Form for Shareholders

99.(a)(5)†	Proxy Card for Shareholders for use in connection with the Extraordinary General Meeting

99.(a)(6)†	ADS Holder Election Form

99.(a)(7)†	ADS Voting Instruction Card for use in connection with the Extraordinary General Meeting

99.(a)(8)°	US Taxation Booklet for US Shareholders, as amended May 1, 2006

99.(a)(9)†	Questions and Answers for Shareholders

99.(a)(10)†	Letter to PPM participants in the US Appendix to the Company’s Executive Share Option Plan 2001 (the “ExSOP”) dated April 3, 2006

99.(a)(11)†	Letter to PPM participants in the PacifiCorp Stock Incentive Plan dated April 3, 2006

99.(a)(12)†	Letter to participants in the Scottish Power plc Long Term Incentive Plan dated April 3, 2006

99.(a)(13)†	Letter to PPM participants in the PacifiCorp Annual Incentive Plan Deferred Share Program dated April 3, 2006

99.(a)(14)†	Letter to participants in the PPM Energy, Inc. Non-Qualified Deferred Compensation Plan dated April 3, 2006

99.(a)(15)†	Letter to participants in the PPM Energy, Inc. 401(k) Plan dated April 6, 2006

99.(a)(16)†	Return of Cash Questions and Answers for ADS Holders

99.(d)(1)†	Agency Agreement between Scottish Power plc, UBS Limited and Morgan Stanley & Co. Limited, dated March 31, 2006

99.(d)(2)	Election Agent Agreement between Scottish Power plc and JPMorgan Chase Bank, N.A.(1)

(1)	To be filed by amendment.
†	Previously filed with the SEC.
°	Filed herewith.